Exhibit 3.1

BY AND BETWEEN:

Biocardel Quebec Inc., incorporated under the laws of the Province of Quebec,Canada referred to as

THE VENDOR, represented by its President, Rene Larue

AND:

Purthanol Resources Limited, incorporated under the laws of the State of Delaware, USA, referred to as

THE PURCHASER, represented by its

CEO, Leonard Stella

WHEREAS the Vendor is the legal and beneficial owner of Seven Hundred and Fifty (750) Class “A” shares and 579,792 Class “J” shares (hereinafter referred to collectively as the "Shares") in the capital-stock of Biocardel Quebec Inc. (hereinafter referred to as the "Company") which said shares represent one hundred percent (100%) of all of the issued and outstanding shares in the capital-stock of the Company; and

WHEREAS the Purchaser wishes to acquire same, the whole in accordance with the terms and conditions stipulated herein below;

NOW, THEREFORE, THE PARTIES HERETO AGREE AS FOLLOWS:

1.	The preamble to the present Agreement shall form an integral part thereof as if enumerated at length herein.

2.	Subject to the provisions of section 3 herein below, the Vendor hereby sells and transfers all of his rights and interest in and to the Purchased Shares, representing one hundred percent (100%) of the issued and outstanding shares in the capital stock of the Company, to the Purchaser who hereby accepts same.

3.	The total purchase price for the Purchased Shares shall be the sum of Five million Dollars ($ 5,000,000) which shall be payable as follows:

Biocardel agrees that, upon the signing of this agreement, Purthanol shall remit one hundred thousand dollars ($100,000) to Biocardel. Another two million four hundred thousand dollars ($2,400,000) is payable within nine (9) months of the signing of this deal or sooner. For the balance of the Five million Dollars ($ 5,000,000), the subscriber will issue, from the treasury of Purthanol a publically traded company on the OTC markets, two million five hundred thousand (2.5 million) convertible preferred shares. The Company will designate and issue, within 120 days of today’s date, the 2,500,000 preferred convertible shares to Biocardel Quebec as a portion of the payment for said acquisition.The convertible preferred shares are convertible with a 25% discount to the average ninety (90) day trading price of the stock. The conversion option is solely at Purthanol’s discretion. Up and until the convertible preferred shares are converted into common shares, under the 144 rule of the SEC of the United States of America, fifty percent of the common shares of Biocardel Quebec shall guarantee the preferred shares. The other fifty percent of the common shares of Biocardel Quebec shall guarantee the two million four hundred thousand dollars ($2,400,000) payable.

Upon the signing of this agreement, Purthanol or its nominee will be assigned half of the seats on the Board of Directors by the vendor.

If the Purchaser defaults in any of the above payment then the Purchaser will retain shares directly proportional to the amount already paid.

Upon the signing of this agreement with Purthanol Resources Ltd, Biocardel Quebec acknowledges that any other agreement that it has signed or engaged itself to in the past will be null and void and only this agreement will prevail.

4.	Purthanol’s corporate resolutions are an integral part of this agreement and are attached (Schedule A), reflecting management's right to issue shares from the treasury and to contract and accept this agreement. By Board resolution, Biocardel will give the exclusive mandate to Purthanol to represent its interest to sell biodiesel plants worldwide. For every biodiesel plant constructed Mr. Rene Delarue will receive a ten (10%) royalty payment, on the gross profit made from that sale, for his efforts in helping to deliver a turnkey operation, that is the delivery and installation of a complete biodiesel plant plus application programs so that the system can be put into immediate operational use.

5.	Both parties shall be entitled to rely on delivery of a facsimile copy of executed documents, and acceptance by the parties of such facsimile subscriptions shall be legally effective to create a valid and binding agreement between them.

6.	The Vendor hereby makes the following warranties:

a)	The Purchased Shares are free and clear of any and all liens, claims, options, charges or encumbrances of any nature whatsoever;

b)	The Vendor is the legal and beneficial owner of the Purchased Shares and there are no options, privileges, warrants, proxies, calls or commitments which would prohibit the Vendor from selling the shares;

d)	The Vendor does not know of, nor have any reasonable grounds to know of or suspect any circumstances that might reasonably be expected to deter a prudent purchaser from entering into the present Agreement or from paying the stipulated price;

7.	The Vendor has signed the resolution of the Company.

8.	All of the conditions contained herein, as well as all of the warranties and representations made herein, are essential to this Agreement and without said conditions, warranties and representations, the parties would not have entered into this Agreement.

9.	All of the warranties, undertakings and representations made herein by the Vendor and the Purchaser shall survive the execution of this Agreement;

10.	Each section and paragraph of this Agreement and any part thereof shall be interpreted separately and the nullity of any section or paragraph or any part thereof shall not render the remaining parts of this Agreement null and void.

11.	This Agreement is personal to the parties hereto, and no party may transfer and/or assign his rights or obligations under the present Agreement, without the prior written approval of the other party.

12.	The addresses of the parties for the purposes of notification under the present Agreement shall be as follows:

Biocardel Quebec

850 10th Ave

Richmond, Qc J0B 2H0

Purthanol Resources Limited

1 Rideau St. Suite 700

Ottawa, Ont. K1N 8S7

Any notice hereunder shall be deemed to be duly given if sent by courier, bailiff or by prepaid registered mail and if sent by courier or bailiff, shall be deemed to have been received on the actual date of receipt, and if sent by registered mail shall be deemed to have been received on the seventh (7th) business day following the date of mailing.

13.	No Officer or Director of the Vendor shall have any executive or management or directorship position with the Purchaser. In the future, Purchaser may agree to employ said individuals, should they choose to do so.

14.	The parties hereby undertake to do all things and to execute all documents that are necessary or desirable in order to give full force and effect to the provisions of this Agreement.

15.	The present Agreement shall be interpreted in accordance with the laws of the Province of Québec and any and all disputes, claims, actions or proceedings arising therein shall be submitted to the appropriate Court in and for the District of Montréal as the sole forum having jurisdiction.

16.	The present Agreement shall enure to the benefit of and be binding upon the parties hereto, their assigns and transferees.

17.	The parties hereby declare that they have read the foregoing Agreement of Purchase and Sale and that it fully expresses their intentions and desires. The terms and conditions of the present Agreement may only be modified in writing, in a document signed by all of the parties hereto.

18.	Notwithstanding the actual date of execution of these presents, this Agreement shall bear an effective date of December 16, 2013.

19.	This present Agreement and all related documents are drafted in English at the express request of the parties. La présente convention et tout document y relié sont rédigés en anglais à la demande des parties.

IN WITNESS WHEREOF, the parties have signed in the City and District of Montreal, Province of Quebec on this 16th day of December 2013.

/s/ Rene Larue

_____________________________

Biocardel Quebec Inc.

Rene Larue, President

VENDOR

/s/ Leonard Stella

_____________________________

Purthanol Resources Limited

Leonard Stella, CEO

PURCHASER